Filed Pursuant to
Rule 424 B5
File No. 333-83557

PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 11, 1999)

$55,000,000

8.25% Senior Notes due 2007

          The notes will bear interest at the rate of 8.25% per year. We will pay interest on the notes each January 15 and July 15, beginning on January 15, 2003. The notes will mature on July 15, 2007. We may redeem all or any portion of the notes at any time at the redemption price described under “Description of Notes — Optional Redemption.” There will be no sinking fund for the notes.

      The notes offered hereby constitute a further issuance of, and will be consolidated with, the 8.25% Senior Notes due July 15, 2007 issued on July 8, 2002 and form a single series with those notes. The notes will have the same CUSIP number and will trade interchangeably with the previously issued notes in this series immediately upon settlement. The issuance of the notes will increase the aggregate principal amount of the outstanding notes of this series to $255,000,000.

      The notes will be unsecured obligations of our company and will rank equally with all of our other unsecured, senior indebtedness. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

      Our principal executive offices are now located at 5 Westbrook Corporate Center, Westchester, Illinois 60154. Our telephone number is (708) 551-2600.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per note	Total

Public Offering Price(1)	99.000%	$54,450,000
Underwriting Discount	0.600%	$330,000
Proceeds to Corn Products (before expenses)	98.400%	$54,120,000

(1)	Plus accrued interest from July 8, 2002.

      The underwriters expect to deliver the notes in book-entry form only through The Depository Trust Company on or about November 18, 2002.

Salomon Smith Barney

November 8, 2002

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
USE OF PROCEEDS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002
DESCRIPTION OF THE NOTES
UNDERWRITING
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO THIRD QUARTER FINANCIAL STATEMENTS
CORN PRODUCTS INTERNATIONAL, INC. Condensed Consolidated Statements of Income (Unaudited)
CORN PRODUCTS INTERNATIONAL, INC. Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
Condensed Consolidated Statements of Stockholders’ Equity (Unaudited)
CORN PRODUCTS INTERNATIONAL, INC. Notes to Condensed Consolidated Financial Statements (Unaudited)
About This Prospectus
Where You Can Find More Information
Corn Products International, Inc.
Use of Proceeds
Ratio of Earnings to Fixed Charges
Description of Debt Securities
Plan of Distribution
Legal Matters
Experts

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional information or information that is different. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement and the date of the accompanying prospectus only.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

About this Prospectus	2
Where You Can Find More Information	2
Corn Products International, Inc.	3
Use of Proceeds	3
Ratio of Earnings to Fixed Charges	3
Description of Debt Securities	5
Plan of Distribution	11
Legal Matters	12
Experts	12

FORWARD-LOOKING STATEMENTS

      Each of this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements concerning our financial position, business and future earnings and prospects, in addition to other statements using words such as anticipate, believe, plan, estimate, expect, intend and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, you are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on factors such as the following: fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies, energy costs and availability and changes in regulatory controls regarding quotas, tariffs, taxes and biotechnology issues; and increased competitive and/or customer pressure in the corn-refining industry. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, you should not conclude that we will make additional updates or corrections. For a further description of risk factors, see our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

PROSPECTUS SUPPLEMENT SUMMARY

      The following is a summary and does not contain all of the information that may be important to you. You should read this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to purchase any notes. Unless the context indicates otherwise, references to “us”, “we”, the “Company” or “Corn Products” refer to the corn-refining and related businesses of Bestfoods, formerly CPC International Inc., for periods prior to January 1, 1998 and to Corn Products International, Inc. and its subsidiaries for the periods on and after such date.

Corn Products International, Inc.

      Corn Products International, Inc., together with its subsidiaries, produces a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca). Our products include the following:

•	Sweetener products (57% of 2001 sales), such as high fructose corn syrup sold as a sweetener in soft drinks, fruit drinks and pastries; glucose corn syrup sold for use in food products; high maltose corn syrup sold to brewing companies; dextrose sold for confectionery, pharmaceutical and industrial applications; and maltodextrins, glucose and corn syrup solids sold for use in food products;

•	Starch products (20% of 2001 sales), such as cornstarch sold to cornstarch packers and starches sold to the paper, corrugating and textile industries; and

•	By-products and others (23% of 2001 sales), such as corn oil sold to producers of margarine, salad dressings, shortening and mayonnaise; and corn gluten meal and steepwater sold as additives to animal feed.

      We are one of the largest corn refiners in the world and the leading corn refiner in Latin America. In addition, we are the world’s leading producer of dextrose and have a strong regional leadership in cornstarch and liquid sweeteners. We have operations in 13 countries and sell our products in about 70 countries around the world, primarily in North America, South America and Asia/ Africa. We have leading market positions in many of the markets we serve.

      During 2001, we had consolidated net sales of $1.89 billion and operating profit of $166 million. Our North America operations generated 64% and 35% of net sales and operating profit, respectively. Our South America operations generated 23% and 39% of net sales and operating profit, respectively. Our Asia/ Africa operations generated 13% and 26% of net sales and operating profit, respectively.

      Our current business plan is centered on:

•	Restoring United States profits;

•	Improving return on equity;

•	Reducing working capital; and

•	Paying down debt.

The Offering

Issuer	Corn Products International, Inc.

Securities Offered	$55,000,000 aggregate principal amount of 8.25% Senior Notes due 2007. On July 8, 2002, we issued $200 million aggregate principal amount of 8.25% Senior Notes due July 15, 2007. The notes offered hereby are of the same series of the notes that we issued on July 8, 2002. Upon completion of this offering, the aggregate principal amount of outstanding notes of this series will be $255,000,000. See “Description of the Notes — General.”

Maturity	July 15, 2007.

Interest	Interest will accrue on the notes from July 8, 2002 and will be payable on January 15 and July 15 of each year, beginning January 15, 2003.

Ranking	The notes will be unsecured obligations of our company and will rank equally with all of our other unsecured, senior indebtedness, including $200 million of our 8.45% Senior Notes due 2009. At September 30, 2002, we had approximately $617 million of indebtedness outstanding on a consolidated basis, of which $210 million of foreign subsidiary indebtedness would be structurally senior to the notes.

Optional Redemption	We may redeem the notes at any time at our option, in whole or in part, at a redemption price equal to the greater of:

• 100% of the principal amount of the notes being redeemed; and

• the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 35 basis points. We will also pay the accrued and unpaid interest on the notes to the redemption date.

Use of Proceeds	We intend to use the net proceeds of the offering to repay foreign subsidiary indebtedness. See “Use of Proceeds” for more information.

Restrictive Covenants	The indenture governing the notes contains a limitation that restricts the ability of our foreign subsidiaries to create or incur indebtedness if it would cause the amount of indebtedness of our foreign subsidiaries to exceed 45% of our and our subsidiaries’ total consolidated indebtedness. This limitation does not restrict the amount of indebtedness between us and any of our subsidiaries or indebtedness between any of our subsidiaries. In addition, the indenture restricts us from creating or incurring secured debt, subject to certain exceptions, or effecting certain sales and leaseback transactions if the total of such related debt would exceed 10% of consolidated net tangible assets.

USE OF PROCEEDS

      We estimate that the net proceeds of this offering will be approximately $54 million, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds from the sale of the notes to pay down a portion of the outstanding balance of our foreign subsidiary indebtedness. As of September 30, 2002, we had $210 million of foreign subsidiary indebtedness bearing interest at rates of between 2% and 22% per annum.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth Corn Products’ ratio of earnings to fixed charges for the periods shown.

Nine Months
	Ended		Year Ended
	September 30,		December 31,

	2002	2001	2001	2000	1999

Ratio of Earnings to Fixed Charges(1)	3.8x	2.7x	2.6x	2.6x	3.5x

(1)	The ratio of earnings to fixed charges equals earnings divided by fixed charges. Earnings is defined as income before restructuring charges, extraordinary charges, income taxes and minority interest in earnings plus fixed charges. Fixed charges is defined as interest expense on debt plus amortization of discount on debt plus the interest portion of rental expense on operating leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2002

      This management’s discussion and analysis of financial condition and results of operations discusses information regarding the three months and nine months ended September 30, 2002 and should be read in connection with our condensed consolidated financial statements and related notes beginning on page F-1 of this prospectus supplement. This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements.”

      Net Income. Net income for the quarter ended September 30, 2002 was $17.1 million, or $0.48 per diluted share, compared to $19.5 million, or $0.55 per diluted share, in the third quarter of 2001. The results for the year-ago period included net non-recurring after-tax earnings of $3.5 million ($0.10 per diluted share) related to a value-added tax (VAT) refund, net of certain one-time charges. Excluding last year’s net non-recurring earnings, third quarter 2002 net income increased 7 percent from the $16.0 million, or $0.45 per diluted share earned in the prior year period. This increase primarily reflects significantly lower financing costs and, to a lesser extent, the discontinuation of goodwill amortization which more than offset a reduction in operating income mainly attributable to lower earnings in South America and an increase in minority interest. Third quarter 2001 results included goodwill amortization expense of $2.9 million ($1.9 million, net of income taxes), or $0.05 per diluted share. Net income for the nine months ended September 30, 2002 decreased to $46.9 million, or $1.31 per diluted share, from $47.4 million, or $1.34 per diluted share in the prior year period. Results for the first nine months of 2002 include $4.6 million ($3.0 million after-tax) of net non-recurring earnings consisting primarily of a gain from the sale of a business unit, net of certain one-time charges. The non-recurring earnings include an $8.0 million pretax gain from the February 2002 sale of Enzyme-Bio Systems Ltd. (“EBS”), partially offset by $4.3 million of charges principally related to workforce reductions in North America. Additionally, a one-time gain of $0.9 million associated with the curtailment of certain benefit costs pertaining to the aforementioned sale and workforce reduction was recorded. Net income for the nine months ended September 30, 2001 included the previously mentioned non-recurring earnings from a VAT refund, net of certain one-time charges. Excluding the net non-recurring income from both 2002 and 2001, the Company earned $43.9 million, or $1.23 per diluted share for the first nine months of 2002, compared to $43.9 million, or $1.24 per diluted share in the year-ago period. Results for the first nine months of 2001 include goodwill amortization expense of $8.9 million ($5.8 million after-tax), or $0.16 per diluted share.

      Net Sales. Third quarter 2002 net sales totaled $480 million, up 1 percent from third quarter 2001 net sales of $475 million. This slight increase reflects a 10 percent price/mix improvement and 3 percent volume growth, which more than offset a 12 percent reduction attributable to weaker foreign currencies. Net sales for the first nine months of 2002 decreased 1 percent to $1,398 million from $1,411 million in the year-ago period, as a 9 percent decline attributable to weaker currencies and a 1 percent volume reduction more than offset a price/mix improvement of 9 percent.

      North American net sales for third quarter 2002 were up 4 percent from the same period last year reflecting 4 percent volume growth and 2 percent price/mix improvement, partially offset by a 2 percent reduction attributable to weaker currencies. Volumes in the region grew despite reduced demand in Mexico caused by the Mexican HFCS tax issue (see following section entitled “Mexico HFCS Tax”). For the nine months ended September 30, 2002, North American net sales increased 1 percent from the year-ago period, as a 3 percent price/mix improvement was partially offset by a 1 percent volume decline and weaker currencies.

      South American net sales for third quarter 2002 decreased 11 percent from the year-ago period as currency weakness, particularly in Argentina and Brazil, more than offset substantial price/mix improvement. Volume in the region was flat. For the nine months ended September 30, 2002, South American net sales were down 10 percent from the prior year period due, in part, to a 3 percent regional volume decline driven by difficult economic conditions in Argentina and Brazil. Additionally, while price/mix improvements in the region have been significant (up approximately 40 percent and 29 percent from the third quarter and first nine months of 2001, respectively), the increases are currently lagging local currency devaluation.

      Asia/ Africa net sales for third quarter 2002 were up 10 percent from the prior year period, reflecting a 7 percent increase attributable to stronger local currencies, 2 percent volume growth and modest price/mix improvement. For the nine months ended September 30, 2002, Asia/ Africa net sales increased 6 percent from the year-ago period, reflecting a 3 percent increase attributable to stronger local currencies, 2 percent volume growth and modest price/mix improvement.

      Cost of Sales and Operating Expenses. Cost of sales for the third quarter and first nine months of 2002 increased 5 percent and 2 percent, respectively, from the comparable prior year periods. Excluding the effect of certain non-recurring items from the prior year periods, cost of sales for the third quarter and first nine months of 2002 were up 2 percent and 1 percent, respectively, from the year-ago periods. The Company’s gross profit percentage for the three months and nine months ended September 30, 2002 decreased to 14.6 percent and 14.3 percent, respectively, from 15.5 percent and 15.7 percent in the comparable prior year periods (excluding non-recurring items). The lower gross profit percentages principally reflect reduced operating margins mainly due to the HFCS tax issue in Mexico and economic weakness in Brazil.

      Due primarily to a change in accounting that prohibits the amortization of goodwill and the recording in third quarter 2001 of certain non-recurring charges, third quarter and first nine month 2002 operating expenses declined 21 percent and 12 percent, respectively, from the prior year periods, despite the recording in first quarter 2002 of the aforementioned one-time charges and curtailment gain, which together totaled $3.4 million. Excluding the effect of the one-time items and goodwill amortization, third quarter and first nine month 2002 operating expenses were $32.4 million and $98.9 million, respectively, compared with $32.7 million and $101.6 million in the corresponding prior year periods.

      Operating Income. Third quarter 2002 operating income declined 14 percent to $40.4 million from $47.0 million a year ago. Excluding the net non-recurring earnings and goodwill amortization from the prior year, operating income fell 9 percent from third quarter 2001. The decline in operating income principally reflects lower earnings in South America. Slightly lower earnings in North America and increased corporate expenses also contributed to the reduced operating income. North America operating income declined 4 percent to $17.6 million from $18.3 million in third quarter 2001. Excluding goodwill amortization from the prior year, operating income in the region decreased 8 percent from third quarter 2001. The decline primarily reflects lower results in Mexico, due principally to the HFCS tax issue, which more than offset improved earnings in the United States and Canada. South America operating income decreased 17 percent to $13.6 million from $16.3 million. Excluding goodwill amortization, operating income in the region was down 19 percent from the prior year period principally due to lower results in Brazil attributable to the economic slowdown in that country. Asia/ Africa operating income increased 27 percent to $14.4 million from $11.3 million a year ago. Excluding goodwill amortization, operating income in the region increased 12 percent from third quarter 2001 primarily reflecting volume growth and stronger local currencies. Operating income for the nine months ended September 30, 2002, which includes the previously mentioned $4.6 million of net non-recurring earnings, decreased 13 percent to $111.9 million from $128.8 million last year. Excluding the net non-recurring earnings from both years and goodwill amortization from the 2001 period, operating income decreased 19 percent from the first nine months of 2001, reflecting significantly lower earnings in North America and South America. North America operating income of $41.3 million decreased 20 percent from $51.6 million in the year-ago period, mainly due to the impact of Mexico’s HFCS tax on our Mexican business. Excluding goodwill amortization from the prior year, operating income in North America dropped 23 percent from the year-ago period. South America operating income of $42.2 million for the first nine months of 2002 decreased 17 percent from $50.7 million in the prior year period, primarily due to soft economic conditions in Brazil. Excluding goodwill amortization, operating income for the first nine months of 2002 declined 19 percent from last year. Asia/ Africa operating income increased 16 percent to $40.3 million from $34.8 million a year ago. Excluding goodwill amortization, Asia/ Africa operating income for the first nine months of 2002 was up 1 percent from the prior year period.

      Financing Costs. Financing costs for the third quarter and first nine months of 2002 declined 37 percent and 43 percent, respectively, from the year-ago periods reflecting lower interest rates, reduced debt and, to a lesser extent, foreign currency transaction gains.

      Provision for Income Taxes. The effective tax rate increased to 36 percent for the three months and nine months ended September 30, 2002, from 35 percent in the prior year periods. The higher estimated tax rate for 2002 is based on the expected change in the mix of domestic and foreign earnings for the full year.

      Minority Interest in Earnings. Minority interest in earnings for the third quarter and first nine months of 2002 increased $1.4 million from the prior year periods. The increases primarily reflect improved earnings in the Southern Cone of South America and Korea, which more than offset a reduction in minority interest attributable to the Company’s increased ownership in Arancia Corn Products, S.A. de C.V. (“Arancia”). Arancia became a wholly-owned subsidiary of the Company on March 4, 2002.

      Comprehensive Income (Loss). The Company recorded a comprehensive loss of $18 million for third quarter 2002, as compared with comprehensive income of $1 million in the prior year period. The decrease reflects a $12 million unfavorable variance in the currency translation adjustment, a reduction in gains from cash flow hedges (net of income taxes) and lower net income. For the nine months ended September 30, 2002, the Company recorded a comprehensive loss of $47 million, as compared with a $32 million comprehensive loss a year ago. The increase in the comprehensive loss reflects a $56 million unfavorable variance in the currency translation adjustment, which more than offset gains from cash flow hedges (net of income taxes). The unfavorable $56 million variance in the currency translation adjustment relates primarily to the negative impact of weakened local currencies, particularly in Argentina and Brazil.

Mexico HFCS Tax

      On January 1, 2002, the Mexican Congress passed a value-added tax on soft drinks sweetened with high fructose corn syrup (HFCS), which on March 5, 2002, was suspended until September 30, 2002. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for soft drinks in Mexico, the Company ceased production of HFCS 55 at its San Juan del Rio plant, one of its four plants in Mexico. Effective with the March 5, 2002 suspension of the tax, the Company resumed the production and sale of HFCS in Mexico, although at levels below historical volumes. On July 12, 2002, the Mexican Supreme Court annulled the temporary suspension of the tax, thereby resuming the tax, and the Company curtailed the production of HFCS 55 at its San Juan del Rio plant. Until there is a resolution of the Mexican value-added tax on soft drinks sweetened with HFCS, the Company expects to make no HFCS sales to the soft drink industry in Mexico. Management continues to seek a permanent repeal of the tax and currently believes that the problem will ultimately be resolved by the governments of the United States and/or Mexico. Until that occurs, the Company’s operating results and cash flows will continue to be adversely affected by the Mexico HFCS tax issue.

Devaluation of the Argentine Peso

      On January 6, 2002, the Argentine government announced a devaluation of its currency and the establishment of a floating exchange rate. The Company’s financial statements for the year ended December 31, 2001 reflect this event. For the first nine months of 2002, the Company recognized an other comprehensive loss of approximately $55 million relating to the further devaluation of the Argentine peso in relation to the U.S. dollar. This loss was included in the accumulated comprehensive loss account within the stockholders’ equity section of the Company’s Condensed Consolidated Balance Sheet. However, as a result of actions taken in both Argentina and throughout the Southern Cone of South America, the devaluation did not have a material adverse effect on the Company’s third quarter or first nine month 2002 net income. Continued weakening of the Argentine peso relative to the U.S. dollar could result in the recognition of additional foreign currency translation losses in accumulated comprehensive loss and a reduction in the Company’s total stockholders’ equity in the future. Additionally, any further devaluation of the Argentine currency and/or other economic and policy developments in Argentina could have an adverse impact on the Company’s financial position, results of operations and cash flows in future periods, and such effects could be significant.

CornProductsMCP Sweeteners LLC (“CPMCP”)

      In 2001, the Company began selling, marketing and distributing designated sweetener production destined for sale in the United States through CPMCP, a limited liability joint marketing company owned by the Company and Minnesota Corn Processors, LLC (“MCP”). On July 11, 2002, MCP announced that it had signed a merger agreement with Archer-Daniels-Midland Company (“ADM”), whereby MCP would merge with a subsidiary of ADM. The consummation of the merger is subject to a number of conditions, including approval from the appropriate regulatory agencies. On September 5, 2002, the unit holders of MCP approved the proposed sale. The next day, the Justice Department’s antitrust division filed a lawsuit in U.S. District Court, formally blocking the proposed transaction although it also filed a consent decree approving the sale if CPMCP is dissolved by December 31, 2002.

      On September 6, 2002, the Company was notified of MCP’s desire to terminate the business operations of CPMCP effective December 31, 2002. While it appears likely, at this time, that CPMCP’s business operations will be dissolved on or before December 31, 2002, pursuant to a mutually acceptable plan of dissolution to be agreed upon by the parties, and that ADM will acquire MCP, the Company cannot give assurance that such will be the case.

      If the business operations of CPMCP are terminated in connection with the acquisition of MCP by ADM, the Company believes that it will be able to unwind the joint marketing company and resume the marketing of its own designated sweetener products without a material adverse impact on the Company’s future financial position, results of operations or cash flows. In addition, the Company currently believes that the net financial impact of the dissolution, although indeterminate at this time, would be positive.

Liquidity and Capital Resources

      At September 30, 2002, the Company’s total assets decreased to $1,961 million from $2,227 million at December 31, 2001. The decline in total assets mainly reflects weakening of the local currencies in Argentina and Brazil. Additionally, improved working capital management and the sale of EBS contributed to the decrease.

      For the nine months ended September 30, 2002, cash provided by operating activities was $164 million, compared to $82 million in the prior year period. This increase primarily reflects a significant improvement in cash flow pertaining to changes in working capital, compared to the year-ago period. Cash used for investing activities totaled $58 million for the first nine months of 2002, reflecting capital expenditures and acquisition related payments, partially offset by proceeds from the sale of EBS. Capital expenditures of $51 million for the first nine months of 2002 are in line with the Company’s capital spending plan for the year, which is currently expected to approximate $80 million for full year 2002. The Company’s capital expenditures and acquisition of the 10 percent minority interest in Arancia were funded by operating cash flows and with proceeds from the sale of EBS.

      On June 28, 2002, the Company entered into a contract to sell, and on July 8, 2002 sold, $200 million of 8.25 percent senior notes due July 15, 2007. The net proceeds from the sale of the notes were used to repay $197 million of borrowings outstanding under the Company’s then existing $340 million U.S. revolving credit facility. On October 15, 2002, the Company entered into a new 3-year, $125 million Revolving Credit Agreement (the “Revolving Credit Agreement”). The Revolving Credit Agreement replaced the Company’s previously existing $340 million revolving credit facility. On October 18, 2002, the commitments under the $340 million revolving credit facility were permanently terminated. Borrowings that had been outstanding under the $340 million revolving credit facility were repaid with excess cash.

      In addition to the Revolving Credit Agreement, the Company has a number of short-term credit facilities consisting of operating lines of credit. At September 30, 2002, the Company had total debt outstanding of $617 million compared to $756 million at December 31, 2001. The decrease mainly reflects payments made during the first nine months of 2002. The debt outstanding includes: $31 million outstanding under the Company’s then existing $340 million revolving credit facility at a weighted average interest rate of 2.2 percent for the nine months ended September 30, 2002; $200 million of 8.25 percent senior notes due 2007; $200 million of 8.45 percent senior notes due 2009; and various affiliate indebtedness totaling $210 million which includes borrowings outstanding under local country operating credit lines. Approximately $113 million of the affiliate debt represents short-term borrowings. The weighted average interest rate on affiliate debt was approximately 6.2 percent for the first nine months of 2002. On March 14, 2002, the Company entered into interest rate swap agreements that effectively converted the interest rate associated with the Company’s 8.45 percent senior notes to a variable interest rate.

      The Company expects that its operating cash flows and borrowing availability under its credit facilities will be more than sufficient to fund its anticipated capital expenditures, dividends and other investing and/or financing strategies for the foreseeable future.

      Minority Interest in Subsidiaries. Minority interest in subsidiaries decreased $58 million to $89 million at September 30, 2002 from $147 million at December 31, 2001. The decrease is mainly attributable to the Company’s purchase of the 10 percent minority interest in Arancia on March 4, 2002. Effective with the purchase, Arancia became a wholly-owned subsidiary of the Company. Additionally, a weakening of the Argentine peso contributed to the reduction in minority interest.

      Accumulated Comprehensive Loss. The accumulated comprehensive loss account included in the stockholders’ equity section of the Condensed Consolidated Balance Sheets increased to $427 million at September 30, 2002 from $333 million at December 31, 2001. The increase in the accumulated comprehensive loss primarily reflects a $116 million reduction in the currency translation adjustment attributable to a weakening of local currencies relative to the U.S. dollar, particularly in Argentina and Brazil. For the nine months ended September 30, 2002, weaker currencies in Argentina and Brazil resulted in reductions to the currency translation adjustment of approximately $55 million and $57 million, respectively.

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The Company is required to adopt SFAS 143 on January 1, 2003. The impact of the adoption of SFAS 143, if any, is not expected to be significant.

      On July 30, 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 replaces EITF issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently assessing the impact, if any, of the adoption of SFAS 146.

DESCRIPTION OF THE NOTES

      The notes will be issued under an indenture dated as of August 18, 1999, as supplemented by the first supplemental indenture, dated as of July 8, 2002, and the second supplemental indenture, to be dated as of November 18, 2002, between us and The Bank of New York, as trustee. When we refer to the indenture in this prospectus supplement, we mean the indenture as supplemented by the first supplemental indenture and the second supplemental indenture. The following description of the particular terms of the notes supplements the description of the general terms and provisions of debt securities in the accompanying prospectus.

General

      The $55 million aggregate principal amount of notes offered by this prospectus supplement are of the same series of notes as the 8.25% Senior Notes due July 15, 2007 that we issued on July 8, 2002 and have the same terms (other than the issue date and the issue price). The notes will have the same CUSIP number and will trade interchangeably with the previously issued notes in this series immediately upon settlement. Upon completion of this offering, the aggregate principal amount of outstanding notes under this series will be $255 million.

      The notes will mature on July 15, 2007. Each note will bear interest at the rate of 8.25% per annum, payable semiannually on January 15 and July 15 of each year, commencing January 15, 2003. Interest accrues from July 8, 2002. Interest will be paid to the person in whose name the note is registered, subject to certain exceptions as provided in the indenture, at the close of business on January 1 or July 1, as the case may be, immediately preceding the interest payment dates. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal and interest will be payable, and the notes will be transferable or exchangeable, at the office or offices or agency maintained by us for these purposes. Payment of interest on the notes may be made at our option by check mailed to the registered holders.

      The notes will be unsecured obligations of our company and will rank equally with all our other unsecured, senior indebtedness, including $200 million of our 8.45% Senior Notes due 2009. The notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Since we conduct many of our operations through our subsidiaries, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that your right as a holder of our notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless we are considered a creditor of the subsidiary, your claims will be recognized behind these creditors. At September 30, 2002, we had approximately $617 million of indebtedness outstanding on a consolidated basis, of which $210 million of foreign subsidiary indebtedness would be structurally senior to the notes.

      The indenture does not limit the amount of notes, debentures or other evidences of indebtedness that we may issue under the indenture and provides that notes, debentures or other evidences of indebtedness may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue notes having the same ranking and the same interest rate, maturity and other terms as the notes issued in this offering. Any additional securities having such similar terms, together with the applicable notes, will constitute a single series of securities under the indenture.

      Any payment otherwise required to be made in respect of the notes on a date that is not a business day for the securities may be made on the next succeeding business day with the same force and effect as if made on that date. No additional interest shall accrue as a result of a delayed payment. A business day is defined in the indenture as a day other than a Saturday, Sunday or other day on which banking institutions in New York City, or any other city in which the paying agent is being utilized, are authorized or required by law or executive order to close.

      The notes will be issued only in fully registered form without coupons and in denominations of $1,000 or any whole multiple of $1,000. No service charge will be made for any transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. The notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company. Except as described in accompanying prospectus under “Description of Debt Securities — Global Securities,” the notes will not be issuable in certificated form.

      The indenture does not contain any covenants or other provisions applicable to these notes which might afford beneficial owners of notes protection in the event of a highly leveraged transaction, change in credit rating of the notes or other similar occurrence. Although there can be no assurances that such transactions will not take place, management has no current plans to engage in any such transactions.

Additional Restrictions

      In addition to the restrictions set forth in the accompanying prospectus under the heading “Description of Debt Securities — Certain Restrictions,” under the first supplemental indenture governing the notes, we agree not to permit any of our foreign subsidiaries, directly or indirectly, to create, incur, assume, guarantee or in any manner become liable for the payment of any Indebtedness if the aggregate amount of the Indebtedness of our foreign subsidiaries would, after giving effect to such Indebtedness, exceed 45% of our total consolidated Indebtedness. This restriction does not apply to and does not take into account Indebtedness between us and any of our subsidiaries or Indebtedness between any of our subsidiaries. For the definition of Indebtedness, see “Description of Debt Securities — Certain Definitions” in the accompanying prospectus.

Optional Redemption

      We will not be required to make mandatory redemption or sinking fund payments prior to the maturity of the notes.

      The notes are redeemable, in whole or in part, at any time at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; and

•	as determined by a Reference Treasury Dealer (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate (as defined below) plus 35 basis points. We will also pay the accrued and unpaid interest on the notes to the redemption date.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

      In the case of any partial redemption, the trustee will select the particular notes for redemption on a pro rata basis, by lot or by such other method as the trustee in its sole discretion deems to be fair and appropriate, although no note of $1,000 in principal amount at maturity or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to the note will state the portion of the principal amount of the note to be redeemed. A new note in principal amount at maturity equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon cancellation of the original note.

      Meaning of Terms. The following terms are relevant to the determination of the redemption price if any of the notes are redeemed:

      “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

      “Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations;

•	if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations; or

•	if only one Reference Treasury Dealer Quotation is received, such quotation.

      “Reference Treasury Dealer” means

•	Salomon Smith Barney Inc. (or its respective affiliates which are Primary Treasury Dealers), and its respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), we will substitute therefor another Primary Treasury Dealer; and

•	any other Primary Treasury Dealer(s) selected by us.

      “Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer by 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Book-Entry System

      The notes will be in the form of one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary. The provisions set forth in the accompanying prospectus under “Description of Debt Securities — Global Securities” will be applicable to the notes.

UNDERWRITING

      Salomon Smith Barney Inc. is acting as the sole underwriter for this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, Salomon Smith Barney has agreed to purchase, and we have agreed to sell to Salomon Smith Barney, all of the notes.

      The underwriting agreement provides that the obligations of Salomon Smith Barney to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. Salomon Smith Barney is obligated to purchase all the notes if it purchases any of the notes.

      Salomon Smith Barney proposes to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.350% of the principal amount of the notes. Salomon Smith Barney may allow, and dealers may reallow, a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, Salomon Smith Barney may change the public offering price and concessions.

      We expect that delivery of the notes will be made against payment therefor on or about November 18, 2002, which is the fifth business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the following business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of notes who wish to trade notes on the date of this prospectus supplement or the following business day should consult their own advisors.

      The following table shows the underwriting discounts and commissions that we are to pay to Salomon Smith Barney in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Corn Products

Per note	0.600%

      In connection with the offering, Salomon Smith Barney may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by Salomon Smith Barney in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      Salomon Smith Barney also may impose a penalty bid. Penalty bids permit Salomon Smith Barney to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Salomon Smith Barney may conduct these transactions in the over-the-counter market or otherwise. If Salomon Smith Barney commences any of these transactions, it may discontinue them at any time.

      We estimate that our total expenses for this offering will be $165,000.

      We have agreed to indemnify Salomon Smith Barney against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments Salomon Smith Barney may be required to make because of any of those liabilities.

      Salomon Smith Barney and its affiliates have, directly and indirectly, provided various investment and commercial banking services to us and our affiliates for which they have received customary fees and commissions. Salomon Smith Barney and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Because more than 10% of the net proceeds of the offering may be used to repay indebtedness that we owe to affiliates of Salomon Smith Barney Inc., the offering is being made in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

      The validity of the notes will be passed upon for us by Marcia E. Doane, Esq., our Vice President, General Counsel and Corporate Secretary and by Sidley Austin Brown & Wood, Chicago, Illinois. Certain legal matters will be passed upon for Salomon Smith Barney by Mayer, Brown, Rowe & Maw, Chicago, Illinois. Ms. Doane is one of our full-time employees and, as of September 30, 2002, she owned 6,302 shares of our common stock, held 5,534 shares of our restricted common stock and held vested options to acquire an additional 63,000 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may find additional information about Corn Products and our subsidiaries at our web site at http://www.cornproducts.com. The information on our web site is not a part of this prospectus supplement or the accompanying prospectus.

      The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of the accompanying prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC (SEC file number 1-13397) and any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement to which this prospectus supplement relates and before the effectiveness of the registration statement and after the effectiveness of the registration statement until we complete our sale of the securities to the public:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001, as amended by our Form 10-K/A filed with the SEC on June 26, 2002;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, as amended by our Form 10-Q/A filed with the SEC on June 26, 2002, and June 30, 2002; and

•	Our Current Reports on Form 8-K as filed with the SEC on July 8, 2002 and August 13, 2002.

      The accompanying prospectus is a part of a registration statement that we have filed with the SEC relating to the notes. As permitted by SEC rules, the accompanying prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site. You may obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Corn Products International, Inc.

5 Westbrook Corporate Center
Westchester, Illinois 60154
Attention: Corporate Communications
Telephone: (708) 551-2600.

INDEX TO THIRD QUARTER FINANCIAL STATEMENTS

Page

Condensed Consolidated Statements of Income for the three months ended September 30, 2002 and 2001 and the nine months ended September 30, 2002 and 2001	F-2
Condensed Consolidated Balance Sheets as of September 30, 2002 and December 31, 2001	F-3
Condensed Consolidated Statements of Comprehensive Income (Loss) for the three months ended September 30, 2002 and 2001 and the nine months ended September 30, 2002 and 2001	F-4
Condensed Consolidated Statements of Stockholders’ Equity for the nine months ended September 30, 2002	F-4
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2002 and 2001	F-5
Notes to Condensed Consolidated Financial Statements	F-6

CORN PRODUCTS INTERNATIONAL, INC.

Condensed Consolidated Statements of Income

(Unaudited)

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2002	2001	2002	2001

	(In millions, except per share amounts)
Net sales before shipping and handling costs	$507.4	$505.7	$1,480.0	$1,525.8
Less: Shipping and handling costs	27.3	31.2	81.8	114.5

Net sales	480.1	474.5	1,398.2	1,411.3
Cost of sales	410.1	390.4	1,198.0	1,179.7

Gross profit	70.0	84.1	200.2	231.6
Operating expenses	32.4	40.9	102.2	115.8
Income from non-consolidated affiliates and other income	2.8	3.8	13.9	13.0

Operating income	40.4	47.0	111.9	128.8
Financing costs	9.3	14.8	25.6	45.3

Income before income taxes and minority interest	31.1	32.2	86.3	83.5
Provision for income taxes	11.2	11.3	31.1	29.2

	19.9	20.9	55.2	54.3
Minority interest in earnings	2.8	1.4	8.3	6.9

Net income	$17.1	$19.5	$46.9	$47.4

Weighted average common shares outstanding:
Basic	35.6	35.3	35.6	35.3
Diluted	35.7	35.5	35.7	35.4
Earnings per common share:
Basic	$0.48	$0.55	$1.31	$1.34
Diluted	$0.48	$0.55	$1.31	$1.34

See Notes To Condensed Consolidated Financial Statements

CORN PRODUCTS INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

	September 30,
	2002	December 31,
	(Unaudited)	2001

	(In millions,
	except share amounts)
Assets
Current assets
Cash and cash equivalents	$54	$65
Accounts receivable — net	220	279
Inventories	172	201
Prepaid expenses	11	10

Total current assets	457	555

Property, plant and equipment — net	1,135	1,293
Goodwill	270	283
Deferred tax asset	20	20
Investments	44	41
Other assets	35	35

Total assets	$1,961	$2,227

Liabilities and stockholders’ equity
Current liabilities
Short-term borrowings and current portion of long-term debt	$144	$444
Accounts payable and accrued liabilities	195	231

Total current liabilities	339	675

Non-current liabilities	76	50
Long-term debt	473	312
Deferred income taxes	180	186
Minority interest in subsidiaries	89	147
Stockholders’ equity
Preferred stock — authorized 25,000,000 shares — $0.01 par value — none issued	—	—
Common stock — authorized 200,000,000 shares — $0.01 par value — 37,659,887 issued at September 30, 2002 and December 31, 2001	1	1
Additional paid-in capital	1,073	1,073
Less: Treasury stock (common stock; 1,996,307 and 2,253,578 shares at September 30, 2002 and December 31, 2001, respectively) at cost	(51)	(56)
Deferred compensation — restricted stock	(3)	(3)
Accumulated comprehensive loss	(427)	(333)
Retained earnings	211	175

Total stockholders’ equity	804	857

Total liabilities and stockholders’ equity	$1,961	$2,227

See Notes To Condensed Consolidated Financial Statements

CORN PRODUCTS INTERNATIONAL, INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

	(In millions)
Net income	$17	$19	$47	$47
Comprehensive income/loss:
Gain (loss) on cash flow hedges:
Cumulative effect of adoption of SFAS 133, net of income tax effect of $8 million	—	—	—	14
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $1 million, $4 million, $10 million and $5 million, respectively	1	8	17	9
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $— million, $— million, $2 million and $23 million, respectively	1	(1)	5	(42)
Currency translation adjustment	(37)	(25)	(116)	(60)

Comprehensive income (loss)	$(18)	$1	$(47)	$(32)

CORN PRODUCTS INTERNATIONAL, INC.

Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)

		Additional			Accumulated
	Common	Paid-In	Treasury	Deferred	Comprehensive	Retained
	Stock	Capital	Stock	Compensation	Income (Loss)	Earnings

	(In millions)
Balance, December 31, 2001	$1	$1,073	$(56)	$(3)	$(333)	$175
Net income for the period						47
Dividends declared						(11)
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $10 million					17
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $2 million					5
Currency translation adjustment					(116)
Other			5

Balance, September 30, 2002	$1	$1,073	$(51)	$(3)	$(427)	$211

See Notes To Condensed Consolidated Financial Statements

CORN PRODUCTS INTERNATIONAL, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months
	Ended
	September 30,

	2002	2001

	(In millions)
Cash provided by (used for) operating activities:
Net income	$47	$47
Non-cash charges (credits) to net income:
Depreciation and amortization	79	98
Minority interest in earnings	8	7
Income from non-consolidated affiliates	(5)	(11)
Gain on sale of business	(8)	—
Loss on disposal of fixed assets	1	—
Changes in working capital, net of effect of disposal/acquisition:
Accounts receivable and prepaid items	18	(34)
Inventories	11	(2)
Accounts payable and accrued liabilities	15	(34)
Other	(2)	11

Cash provided by operating activities	164	82

Cash provided by (used for) investing activities:
Capital expenditures, net of proceeds on disposal	(51)	(57)
Proceeds from sale of business	35	—
Payments for acquisitions	(42)	(78)

Cash used for investing activities	(58)	(135)

Cash provided by (used for) financing activities:
Proceeds from borrowings	208	126
Payments on debt	(309)	(73)
Dividends paid	(15)	(19)
Issuance of common stock	3	1

Cash (used for) provided by financing activities	(113)	35

Effect of foreign exchange rate changes on cash	(4)	(3)

Decrease in cash and cash equivalents	(11)	(21)
Cash and cash equivalents, beginning of period	65	41

Cash and cash equivalents, end of period	$54	$20

See Notes To Condensed Consolidated Financial Statements

CORN PRODUCTS INTERNATIONAL, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Interim Financial Statements

      References to the “Company” are to Corn Products International, Inc. and its consolidated subsidiaries. These statements should be read in conjunction with the consolidated financial statements and the related notes to those statements contained in the Company’s Annual Report to Stockholders that were incorporated by reference in Form 10-K/A for the year ended December 31, 2001.

      The unaudited condensed consolidated interim financial statements included herein were prepared by management and reflect all adjustments (consisting solely of normal recurring items) which are, in the opinion of management, necessary to present a fair statement of results of operations and cash flows for the interim periods ended September 30, 2002 and 2001, and the financial position of the Company as of September 30, 2002. The results for the three months and the nine months ended September 30, 2002 are not necessarily indicative of the results expected for the year.

      Certain prior year amounts in the Condensed Consolidated Financial Statements have been reclassified to conform with the current year presentation.

2. Refinancings

      On June 28, 2002, the Company entered into a contract to sell, and on July 8, 2002 sold, $200 million of 8.25 percent Senior Notes due July 15, 2007. Interest will be paid semi-annually on January 15 and July 15, beginning on January 15, 2003. The notes are unsecured obligations of the Company and rank equally with the Company’s other unsecured, senior indebtedness. The Company may redeem all or any portion of the notes at any time, subject to the payment of principal and any applicable premium thereon. The net proceeds from the sale of the notes were used to repay $197 million of borrowings outstanding under the Company’s then existing $340 million revolving credit facility.

      On October 15, 2002, the Company entered into a new 3-year, $125 million Revolving Credit Agreement (the “Revolving Credit Agreement”). The Revolving Credit Agreement replaced the Company’s previously existing $340 million revolving credit facility. On October 18, 2002, the commitments under the $340 million revolving credit facility were permanently terminated. Borrowings that had been outstanding under the $340 million revolving credit facility were repaid with excess cash.

3. Mexico HFCS Tax

      On January 1, 2002, the Mexican Congress passed a value-added tax on soft drinks sweetened with high fructose corn syrup (HFCS), which on March 5, 2002, was suspended until September 30, 2002. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for soft drinks in Mexico, the Company ceased production of HFCS 55 at its San Juan del Rio plant, one of its four plants in Mexico. Effective with the March 5, 2002 suspension of the tax, the Company resumed the production and sale of HFCS in Mexico, although at levels below historical volumes. On July 12, 2002, the Mexican Supreme Court annulled the temporary suspension of the tax, thereby resuming the tax, and the Company curtailed the production of HFCS 55 at its San Juan del Rio plant. Until there is a resolution of the Mexican value-added tax on soft drinks sweetened with HFCS, the Company expects to make no HFCS sales to the soft drink industry in Mexico. Management continues to seek a permanent repeal of the tax and currently believes that the problem will ultimately be resolved by the governments of the United States and/or Mexico. Until that occurs, the Company’s operating results and cash flows will continue to be adversely affected by the Mexico HFCS tax issue.

4. Devaluation of the Argentine Peso

      On January 6, 2002, the Argentine government announced a devaluation of its currency and the establishment of a floating exchange rate. The Company’s financial statements for the year ended

CORN PRODUCTS INTERNATIONAL, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

December 31, 2001 reflect this event. For the first nine months of 2002, the Company recognized an other comprehensive loss of approximately $55 million relating to the further devaluation of the Argentine peso in relation to the U.S. dollar. This loss was included in the accumulated comprehensive loss account within the stockholders’ equity section of the Company’s Condensed Consolidated Balance Sheet. However, as a result of actions taken in both Argentina and throughout the Southern Cone of South America, the devaluation did not have a material adverse effect on the Company’s third quarter or first nine month 2002 net income. Continued weakening of the Argentine peso relative to the U.S. dollar could result in the recognition of additional foreign currency translation losses in accumulated comprehensive loss and a reduction in the Company’s total stockholders’ equity in the future. Additionally, any further devaluation of the Argentine currency and/or other economic and policy developments in Argentina could have an adverse impact on the Company’s financial position, results of operations and cash flows in future periods, and such effects could be significant.

5. Adoption of New Accounting Standards

      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which supersedes APB Opinion No. 17, “Intangible Assets.” SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual impairment assessment. The Company completed the transitional impairment test required by SFAS 142 during the first quarter of 2002. No impairment loss was recognized in connection with the adoption of SFAS 142 as of January 1, 2002.

      The following information is disclosed in accordance with SFAS 142:

Goodwill

      The carrying amount of goodwill by geographic segment as of September 30, 2002, was as follows:

At September 30,
2002

(In millions)
North America	$119
South America	19
Asia/ Africa	132

Total goodwill	$270

      The adoption of SFAS 142’s provisions relating to goodwill amortization resulted in the Company discontinuing the amortization of goodwill beginning January 1, 2002. On a pretax basis, goodwill amortization recorded in the third quarter of 2001 was $2.9 million, consisting of $0.8 million in North America, $0.5 million in South America and $1.6 million in Asia/ Africa. For the nine months ended September 30, 2001, goodwill amortization on a pretax basis was $8.9 million, consisting of $2.4 million in North America, $1.6 million in South America and $4.9 million in Asia/ Africa. On an after-tax basis, goodwill amortization recorded for the three months and nine months ended September 30, 2001 was

CORN PRODUCTS INTERNATIONAL, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

$1.9 million and $5.8 million, respectively. The following table provides a comparison of the effects of adopting SFAS 142 for the three months and nine months ended September 30, 2002 and 2001:

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

	(In millions, except per share data)
Net income as reported	$17.1	$19.5	$46.9	$47.4
Add back: goodwill amortization (net of income taxes)	—	1.9	—	5.8

Adjusted net income	$17.1	$21.4	$46.9	$53.2

Basic and diluted earnings per common share:
As reported earnings per share	$0.48	$0.55	$1.31	$1.34
Add back: goodwill amortization	—	0.05	—	0.16

Adjusted earnings per share	$0.48	$0.60	$1.31	$1.50

      Also on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”). While SFAS 144 retains many of the fundamental recognition and measurement provisions of SFAS 121, it changes the criteria required to be met to classify an asset as held for sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” and, among other things, broadens reporting for discontinued operations to include a component of an entity, rather than just a segment of a business. The adoption of SFAS 144 did not have an effect on the Company’s consolidated financial statements.

6. Sale of Non-core Business

      On February 5, 2002, the Company sold its interest in Enzyme Bio-Systems Ltd. of Beloit, Wisconsin for approximately $35 million in cash. The Company recorded a pretax gain from the sale of approximately $8 million, which is included in other income in the Condensed Consolidated Statement of Income for the nine months ended September 30, 2002.

7. Acquisitions

      On March 4, 2002, the Company increased its ownership in Arancia Corn Products, S.A. de C.V., its consolidated Mexican subsidiary, from 90 percent to 100 percent by paying approximately $39 million in cash and issuing 70,000 shares of common stock valued at approximately $2 million.

8. Restructuring Charges

      One of the Company’s continuing business strategies is to improve North America profitability. In order to remain competitive while improving margins, the Company has implemented a restructuring plan that includes the termination of approximately 200 employees throughout the three North American countries in which it operates and the cancellation of certain lease obligations. In connection with this restructuring plan, the Company recorded charges of $4.3 million during the first quarter of 2002. Of this amount, approximately $3.5 million represents employee severance costs and related benefits and the balance represents provisions relating to the lease obligations. The charge of $4.3 million was recorded in

CORN PRODUCTS INTERNATIONAL, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

general and administrative expenses. As of September 30, 2002, all of the employee terminations under the restructuring plan were completed.

9. Interest Rate Swaps

      On March 14, 2002, the Company entered into interest rate swap agreements to take advantage of the current interest rate environment by effectively converting the interest rate associated with the Company’s 8.45 percent $200 million senior notes due 2009 to variable rates. These agreements involve the exchange of fixed rate payments (at 8.45 percent) for variable rate payments on $200 million of notional principal without the exchange of the underlying face amount. Under the terms of the agreements, the Company receives fixed rate payments and makes variable rate payments based on the six-month U.S. dollar LIBOR rate plus a spread. The fair value of these agreements is reflected in the accompanying Condensed Consolidated Balance Sheets as an adjustment to the carrying value of the hedged debt obligation. Interest rate differentials to be paid or received under these agreements are recognized as adjustments to interest expense using the accrual method. The Company does not hold or issue interest rate swap agreements for trading purposes.

10. Inventories

      Inventories are summarized as follows:

	At	At
	September 30,	December 31,
	2002	2001

	(In millions)
Finished and in process	$78	$91
Raw materials	65	75
Manufacturing supplies and other	29	35

Total inventories	$172	$201

11. Segment Information

      The Company operates in one business segment — Corn Refining — and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico and its non-consolidated equity interest in CornProductsMCP Sweeteners LLC. Its South America operations include corn-refining businesses in Brazil, Argentina, Colombia, Chile, Ecuador and Uruguay. Its Asia/ Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia, Thailand and Kenya.

CORN PRODUCTS INTERNATIONAL, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

	Three months ended			Nine months ended
	September 30,			September 30,

	2002	2001		2002	2001

	(In millions)
Net Sales
North America	$321.9	$310.7		$916.1	$907.4
South America	94.2	105.5		294.5	326.4
Asia/ Africa	64.0	58.3		187.6	177.5

Total	$480.1	$474.5		$1,398.2	$1,411.3

Operating Income
North America	$17.6	$18.3	*	$41.3	$51.6	*
South America	13.6	16.3		42.2	50.7
Asia/ Africa	14.4	11.3		40.3	34.8
Corporate	(5.2)	(4.3	)*	(16.5)	(13.7	)*
Non-recurring items, net	—	5.4		4.6	5.4

Total	$40.4	$47.0		$111.9	$128.8

*	Certain expenses that had previously been reflected in North America results are now classified as corporate expenses. Prior year information has been reclassified to conform to the current year presentation.

	At	At
	September 30,	December 31,
	2002	2001

	(In millions)
Total Assets
North America	$1,308	$1,430
South America	317	489
Asia/ Africa	336	308

Total	$1,961	$2,227

PROSPECTUS

$600,000,000

Debt Securities

     Corn Products International, Inc. intends to offer, at one or more times, debt securities with a total offering price not exceeding $600,000,000. We will describe the specific terms of these securities in supplements to this prospectus. You should read the prospectus and the supplements carefully before you invest.

     We may sell debt securities directly to purchasers or through agents designated from time to time or through underwriters or a group of underwriters which may be managed by one or more underwriters. If any agents, dealers or underwriters are involved in the sale of these debt securities, the names of the agents, dealers or underwriters and any commission or discount will be set forth in the prospectus supplement.

     Our principal executive offices are located at 6500 South Archer Road, Bedford Park, Illinois 60501-1933. Our telephone number is (708) 563-2400.

     THIS PROSPECTUS MAY BE USED TO OFFER AND SELL DEBT SECURITIES ONLY IF ACCOMPANIED BY A PROSPECTUS SUPPLEMENT FOR THOSE DEBT SECURITIES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE DEBT SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is August 11, 1999.

About This Prospectus

       This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings with a total offering price not exceeding $600,000,000. This prospectus provides you with a general description of the debt securities. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Where You Can Find More Information

       We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. Our SEC filings are also available to the public over the Internet on the SEC’s web site at http://www.sec.gov. In addition, you may inspect SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may find additional information about us at our web site at http://www.cornproducts.com.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC (file number 1-13397) and any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the debt securities:

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 1998;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999; and

•	Our Current Report on Form 8-K filed on February 2, 1999 and our Current Report on Form 8-K/ A filed on February 16, 1999 amending our Current Report on Form 8-K filed December 16, 1998.

      You may request a copy of these filings at no cost, by writing or calling us at the following address:

Corn Products International, Inc.
P.O. Box 345
6500 South Archer Road
Bedford Park, Illinois 60501-1933
Attention: Corporate Communications
Telephone: (708)563-6582

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE DEBT SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE FRONT OF THOSE DOCUMENTS.

Corn Products International, Inc.

       Corn Products, together with its subsidiaries, produces a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca). We are one of the largest corn refiners in the world and the leading corn refiner in Latin America. In addition, we are the world’s leading producer of dextrose and have strong regional leadership in corn starch. Our consolidated operations are located in 14 countries with 26 plants and, in 1998, we had consolidated net sales of approximately $1.45 billion. Our net sales in the first quarter of 1999 were $396.6 million. We also hold interests in 8 other countries through unconsolidated joint ventures and allied operations, which operate an additional 15 plants. Approximately 60% of our consolidated net sales were from North American operations with the balance coming from the rest of the world.

      We were incorporated in 1997 as a Delaware corporation. In December 1997, Bestfoods, Inc., formerly CPC International Inc., transferred to us its corn refining related businesses. At that time we were a wholly-owned subsidiary of Bestfoods. Effective at midnight on December 31, 1997, Bestfoods distributed all of our common stock that it owned to the holders of its common stock. Since that time, we have operated as an independent company and our common stock is traded on the New York Stock Exchange. Unless the context indicates otherwise, when we speak about our operations prior to January 1, 1998, we are referring to the corn refining business of Bestfoods.

Use of Proceeds

       Unless we state otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of any debt securities for general corporate purposes, including repayment of indebtedness, capital expenditures and investments in business opportunities as they may arise. Pending such use, the net proceeds may be temporarily invested in short-term instruments.

Ratio of Earnings to Fixed Charges

       The ratio of our earnings to our fixed charges for each of the periods indicated is as follows:

	Three Months
	Ended
	March 31,		Year Ended December 31,

	1999	1998	1998	1997	1996	1995	1994

Ratio of Earnings to Fixed Charges(1)	3.5x	3.1x	3.8x	1.5x(2)(3)	1.8x(2)	6.3x(2)(3)	8.0x(2)(3)

(1)	The ratio of earnings to fixed charges consists of income before extraordinary charges and income taxes and minority interest plus fixed charges minus capitalized interest. Fixed charges consist of interest on debt, amortization of discount on debt, and the interest portion of rental expense on operating leases.

(2)	For the purposes of calculating the ratio of earnings to fixed charges for the years 1994, 1995, 1996 and 1997, “income” represents pro forma earnings before extraordinary charges and income taxes plus fixed charges minus capitalized interest. “Fixed charges” consist of pro forma interest on all indebtedness and estimated interest on rentals.

(3)	For the years 1994, 1995 and 1997, income excludes restructuring and spin off costs.

Description of Debt Securities

       We will issue the debt securities under an indenture to be entered into between Corn Products and The Bank of New York, as trustee. We have summarized selected provisions of the indenture below. This is a summary and is not complete. If you would like more information on the provisions of the indenture, you should review the form of indenture which is filed as an exhibit to the registration statement which includes this prospectus.

      In the summary we have included references to article and section numbers of the indenture so that you can easily locate these provisions.

General

      The debt securities will be unsecured and will rank equally with all our unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we may issue, but the total offering price of the debt securities that may be issued under this prospectus is limited to $600,000,000.

      The indenture permits us to issue debt securities in one or more series. Each series of debt securities may have different terms. The terms of any series of debt securities will be set forth in (or determined in accordance with) a resolution of our Board of Directors or in a supplement to the indenture relating to that series. (Section 2.02)

      A supplement to this prospectus will describe specific terms relating to the series of debt securities being offered. These terms will include some or all of the following:

•	the title of the series of debt securities;

•	the total principal amount;

•	the interest rate or rates, if any (which may be fixed or variable), and interest payment dates;

•	the date or dates of maturity;

•	whether the series can be redeemed by us or the holder;

•	whether there will be a sinking fund;

•	the portion of the series of debt securities due upon acceleration of maturity in the event of a default;

•	the denominations in which the debt securities will be issuable if other than denominations of $1,000 and any integral multiple of $1,000;

•	the form used to evidence ownership of the debt securities;

•	whether the debt securities are convertible;

•	the manner of payment of principal and interest;

•	additional offices or agencies for registration of transfer and exchange and for payment of the principal, premium (if any), and interest;

•	whether the debt securities will be registered or unregistered, and the circumstances upon which such debt securities may be exchanged for debt securities issued in a different form (if any);

•	if denominated in a currency other than United States dollars, the currency or composite currency in which the debt securities are to be denominated, or in which payments of the principal, premium (if any), and interest will be made and the circumstances when the currency of payment may be changed (if any);

•	if we or a holder can choose to have the payments of the principal, premium (if any), or interest made in a currency or composite currency other than that in which the debt securities are denominated or payable, how such a choice will be made and how the exchange rate between the two currencies will be determined;

•	if the payments of principal, premium (if any), or interest may be determined with reference to one or more securities issued by us, or another company, or any index, how those amounts will be determined;

•	whether defeasance and discharge provisions will apply; and

•	any other terms consistent with the indenture.

      Each series of debt securities will be a new issue with no established trading market. There can be no assurance that there will be a liquid trading market for the debt securities.

      We may purchase debt securities at any time in the open market or otherwise. Debt securities we purchase may, in our discretion, be held or resold, canceled or used by us to satisfy any sinking fund or redemption requirements.

      Debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate may be sold at a substantial discount below their stated principal amount. Special United States federal income tax considerations applicable to any of these discounted debt securities (or to certain other debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes) will be described in a prospectus supplement.

Form and Exchange of Debt Securities

      All of the debt securities will be issued in fully registered form without coupons or in unregistered form with or without coupons. The debt securities may also be issued in the form of one or more temporary or definitive global securities. Registered debt securities which are book-entry securities will be issued as registered global securities.

      Unless otherwise indicated in a prospectus supplement, principal, premium (if any), and interest will be payable, and the debt securities may be registered for transfer or exchange, at the principal corporate trust office of the trustee in New York, New York. At our option, payment of interest on registered debt securities may be made by check or by wire transfer. No service charge will be made for any exchange or registration of transfer of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge. (Sections 2.06, 4.02 and 4.03)

      Unless another depository is identified in a prospectus supplement, debt securities issued in global form will be deposited with the Depository Trust Company, New York, New York or its nominee. This means that we will not issue certificates to each holder. Each global security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

      Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own debt securities held by DTC only through a participant.

      The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

      DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law. It is a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with it. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

      DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

      DTC is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers.

      Principal and interest payments will be wired to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

      It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consent or voting rights to participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests. An example of this is the holding of securities in “street name”. However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

      So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture. Except as set forth in the next paragraph, owners of beneficial interests in a global security:

•	will not be entitled to have the debt securities represented by that global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders of the debt securities under the indenture.

      We will issue debt securities of any series then represented by global securities in definitive form in exchange for those global securities if:

•	DTC notifies us that it is unwilling or unable to continue as depositary;

•	DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we decide not to require all of the debt securities of a series to be represented by a global security.

      If we issue debt securities in definitive form in exchange for a global security, an owner of a beneficial interest in the global security will be entitled to have the same amount in debt securities registered in its name and to physical delivery of those debt securities in definitive form. Debt securities issued in definitive form will, except as set forth in the applicable prospectus supplement, be issued in denominations of $1,000 and multiples of $1,000 and will be issued in registered form only, without coupons.

Certain Restrictions

      The restrictions summarized in this section apply to all debt securities unless a prospectus supplement indicates that they do not. Certain terms used in the following description of these restrictions are defined under the caption “Certain Definitions” at the end of this section.

      Limitations on Secured Debt. The debt securities will not be secured. If we or our Tax Consolidated Subsidiaries incur debt secured by an interest on Principal Property (including Capital Stock or indebtedness of any Subsidiary), we are required to secure the then outstanding debt securities equally and ratably with (or prior to) our secured debt.

      The indenture permits us to create certain liens (“Permitted Encumbrances”) without securing the debt securities. Among the Permitted Encumbrances are:

•	liens existing at the time of acquisition of the affected property or purchase money liens incurred within 270 days after acquisition of the property;

•	liens affecting property of a corporation existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with or purchased by us or a Tax Consolidated Subsidiary;

•	liens existing on the date of the indenture;

•	certain liens in connection with legal proceedings and government contracts and certain deposits or liens made to comply with government contracts or statutes;

•	certain statutory liens or similar liens arising in the ordinary course of business;

•	liens for certain judgments and awards; and

•	certain extensions, renewals or replacements of any liens referred to above.

      Limitations on Sale and Lease-Back Transactions. We and our Tax Consolidated Subsidiaries may not sell or transfer any Principal Property with the intention of entering into a lease of such facility (except for temporary leases of a term, including renewals, not exceeding five years) unless any one of the following is true:

•	the transaction is to finance the purchase price of property acquired or constructed;

•	the transaction involves the property of someone who is merging with us or one of our Tax Consolidated Subsidiaries who is selling substantially all of its assets to us or one of our Tax Consolidated Subsidiaries;

•	the transaction is with a governmental entity;

•	the transaction is an extension, renewal or replacement of one of the items listed above; or

•	within 120 days after the effective date of such transaction, we or our Tax Consolidated Subsidiaries repay our Funded Debt or purchase other property in an amount equal to the greater of (1) the net proceeds of the sale of the property leased in such transaction or (2) the fair value, in the opinion of our board of directors, of the leased property at the time of such transaction. (Section 4.07)

      Exempted Indebtedness. Notwithstanding the limitations on secured debt and sale and lease-back transactions, we and our Tax Consolidated Subsidiaries may issue, assume, or guarantee indebtedness secured by a lien or other encumbrance without securing the debt securities, or may enter into sale and lease-back transactions without retiring Funded Debt, or enter into a combination of such transactions, if the sum of the principal amount of all such indebtedness and the aggregate value of all such sale and lease-back transactions does not at any such time exceed 10% of our Consolidated Net Tangible Assets. (Sections 4.06 and 4.07)

      Merger, Consolidation and Sale of Assets. We may not consolidate or merge with or into any other corporation, or sell, lease or transfer all or substantially all of our assets to any other entity, unless:

•	we survive the merger or consolidation or the surviving or successor corporation is a United States, United Kingdom, Italian, French, German, Japanese or Canadian corporation which assumes all of our obligations under the debt securities and under the indenture; and

•	after giving effect to the merger, consolidation, sale, lease or transfer, no event of default under the indenture or no event which, after notice or lapse of time or both, would become an event of default under the indenture shall have occurred and be continuing. (Section 11.01)

      If we sell or transfer substantially all our assets and the purchaser assumes our obligations under the indenture, we will be discharged from all obligations under the indenture and the debt securities. (Section 11.02)

Certain Definitions

      Set forth below is a summary of certain defined terms as used in the indenture. See Article One of the indenture for the full definition of all such terms.

      “Capital Stock” means and includes any and all shares, interests, participations or other equivalents (however designated) of ownership in a corporation or other Person.

      “Consolidated Net Tangible Assets” means the aggregate amount of all assets (less depreciation, valuation and other reserves and items deductible therefrom under generally accepted accounting principles) after deducting (a) all goodwill, patents, trademarks and other like intangibles and (b) all current liabilities (excluding any current liabilities that are extendible or renewable at our option for a time more than twelve months from the time of the calculation) as shown on our most recent consolidated quarterly balance sheet.

      “Funded Debt” means any Indebtedness maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such Indebtedness is included in current liabilities).

      “Indebtedness” means with respect to any person (i) any liability of such person (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles; (ii) any liability of others described in the preceding clause (i) that such person has guaranteed, that is recourse to such person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above.

      “Principal Property” means any manufacturing plant or warehouse owned or leased by us or one of our Tax Consolidated Subsidiaries located within the United States, the gross book value of which exceeds one percent of Consolidated Net Tangible Assets, other than manufacturing plants and warehouses that are financed by a governmental entity or that, in the opinion of our board of directors, is not of material importance to the business conducted by us and our Tax Consolidated Subsidiaries, taken as a whole.

      “Subsidiary” means any corporation of which we control at least a majority of the outstanding stock capable of electing a majority of the directors of such corporation. In this context, control means that we or our Subsidiaries own the stock, or that we or our subsidiaries have the power to direct the voting of the stock, or any combination of these items so long as we have the ability to elect a majority of the directors.

      “Tax Consolidated Subsidiary” means a Subsidiary with which we would be entitled to file a consolidated federal income tax return.

Events of Default

      Under the indenture, “Event of Default” means, with respect to any series of debt securities (Section 6.01):

•	failure to pay interest that continues for 30 days after payment is due;

•	failure to make any principal or premium payment when due;

•	default in the deposit of any sinking fund payment in respect of the debt securities of such series;

•	failure to comply with any of our other agreements contained in the indenture or in the debt securities for 90 days after the trustee notifies us of such failure (or the holders of at least 25% in principal amount of the outstanding debt securities affected by such failure notify us and the trustee);

•	failure to pay any principal, premium or interest on any of our Indebtedness which is outstanding in a principal amount of at least $25 million in the aggregate (excluding Indebtedness evidenced by the debt securities or otherwise arising under the indenture), and the continuation of such failure after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness, or

•	the occurrence or existence of any other event or condition under any agreement or instrument relating to any such Indebtedness that continues after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness, or

•	the declaration that any such Indebtedness is due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), redeemed, purchased or defeased, or the requirement that an offer to prepay, redeem, purchase or defease such Indebtedness be made, in each case prior to the stated maturity thereof;

•	certain events of bankruptcy, insolvency or reorganization involving us; or

•	any other event of default described in the prospectus supplement.

      In general, the trustee must give both us and you notice of a default for the securities you hold. The trustee may withhold notice to you (except defaults as to payment of principal, premium or interest) if it determines that the withholding of such notice is in the best interest of the holders affected by the default. (Section 7.02)

      If a default is caused because we fail to comply with any of our agreements contained in the indenture or in the debt securities, either the trustee or the holders of at least 25% principal amount of the debt securities affected by the default may require us to immediately repay the principal and accrued interest on the affected series. (Section 6.02)

      The trustee may refuse to exercise any of its rights or powers under the indenture unless it first receives satisfactory security or indemnity. (Sections 7.01 and 7.03) Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the then outstanding debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of the affected series. (Section 6.12)

Modification of the Indenture

      With the consent of the holders of at least a majority of the principal amount of a series of the debt securities outstanding, we may change the indenture or enter into a supplemental indenture that will then be binding upon that series. However, no changes may be made in this way to any of the following terms (Section 10.02):

•	maturity;

•	payment of principal or interest;

•	the currency of the debt;

•	the premium (if any) payable upon redemption;

•	the amount to be paid upon acceleration of maturity; or

•	reducing the percentage required for changes to the indenture.

      In addition, we may modify the indenture without the consent of the holders to, among other things:

•	add covenants;

•	change or eliminate provisions of the indenture so long as such changes do not adversely affect current holders; and

•	cure any ambiguity or correct defective provisions.

Discharge of the Indenture

      We will be discharged from certain of our obligations relating to the outstanding debt securities of a series if we deposit with the trustee money or government obligations sufficient for payment of all principal and interest on those debt securities, when due. However, our obligation to pay the principal of and interest on those debt securities will continue.

      We may discharge obligations as described in the preceding paragraph only if, among other things, we have received an opinion of counsel stating that holders of debt securities of the relevant series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and discharge which will be any different than if the deposit and discharge had not occurred.

Regarding the Trustee

      The Bank of New York is one of a number of banks with which we maintain ordinary banking relationships and from which we have obtained credit facilities and lines of credit.

Plan of Distribution

       Corn Products may sell the debt securities through underwriters, dealers, agents or directly to other purchasers. Debt securities also may be sold by underwriters directly to other purchasers or through other dealers, who may receive compensation from the underwriters in the form of discounts, concessions or commissions.

      If underwriters are used in the sale, the debt securities will be sold to the underwriters for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the debt securities will be subject to certain conditions. Any initial public offering price and any discounts or concessions allowed or repaid to dealers may be changed from time to time.

      We also may designate dealers, acting as our agents, to offer and sell debt securities upon certain terms and conditions. We may also sell debt securities directly to purchasers, without the use of underwriters, dealers or agents.

      Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered debt securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation from us in a supplement to the prospectus.

      There can be no guarantee that the debt securities will be listed on a national securities exchange or that, if listed, the listing will continue until the maturity of the debt securities. Also, certain broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market making at any time and without any notice to you. Further, no assurances can be given that any broker-dealer will make a market in the debt securities or that any market for the debt securities will be reasonably liquid or broad. If we know that the debt securities will be listed on an exchange or that a broker-dealer will make a market in the debt securities, we will include that information in the prospectus supplement.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. We also may contribute to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of business.

Legal Matters

       Unless otherwise indicated in a prospectus supplement, the validity of the debt securities is being passed upon for us by Marcia E. Doane, Esq., our Vice President, General Counsel and Corporate Secretary and by Sidley & Austin, One First National Plaza, Chicago, Illinois 60603. Ms. Doane is a full-time employee of Corn Products and, as of June 30, 1999, owned 1,094 shares of common stock, held 7,100 shares of restricted common stock and held options to acquire an additional 51,000 shares of common stock.

Experts

       Our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by KPMG LLP, independent certified public accountants, as set forth in their report in that Annual Report. We are incorporating those consolidated financial statements into this prospectus by reference in reliance on the authority of KPMG LLP as experts in accounting and auditing.

$55,000,000

8.25% Senior Notes due 2007

PROSPECTUS SUPPLEMENT

November 8, 2002

Salomon Smith Barney